

August 12, 2010

Via Facsimile and U.S. Mail

Mr. Steve Ye
Chief Financial Officer
Solar Enertech Corp.
444 Castro Street, Suite #707
Mountain View, CA 94041

Re: **Solar Enertech Corp.**
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed January 12, 2010
File No. 000-51717

Dear Mr. Ye:

We have reviewed your response letter dated August 6, 2010 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

-Consolidated Statement of Operations, page 31

1.   We note your response to prior comment 1. Please revise your future filings to clearly explain to investor why you are separately classifying these financial statements line items related to your convertible debt as part of your operating loss and non-operating loss within your statement of operations.

Note 3. Summary of Significant Accounting Policies, page 35

-Warranty Cost, page 36

2.   Notwithstanding the comment above, please revise your footnotes and critical accounting policies in future filings to disclose that your determination of your warranty accruals are based upon estimates of warranty costs on an assessment of your competitors' accrual history. Please specifically discuss how you considered the differences in your products versus those of your competitors. Please provide us with a sample of your proposed disclosure.

Accounts Receivable and Allowance for Doubtful Accounts, page 39

3.   We note your response to prior comment 5. Based upon your response, it appears that your liquidity is impacted based on both the nature of the products sell and also the geographic location of your customers. Please revise your discussion of liquidity and capital resources in future filings to highlight these factors that could impact your liquidity. Specifically, discuss how the nature of products sold or the geographic region where products were sold in the period impacted your cash flows from operating activities. Refer to Item 303(a)(1) of Regulation S-K.

4.   We note your response to prior comment 6. You state that you pay a fee for the insurance premium based on a fixed percentage of the insured accounts receivable balance and you expense this fee as incurred. Please address the following:

- Quantify for us the amount of fees expensed in fiscal 2009 and thus far in fiscal 2010 relating to insurance on accounts receivable.

- Clarify for us the line item on your statement of operations that such fees are recorded and your basis for that classification.

- To the extent such amounts are material, revise future filings to quantify the amounts paid in order to insure the collectability of the related receivables.

5.   We note that you have a $13.4 million outstanding accounts receivable balance as of March 31, 2010 and that you have subsequently collected $8.3 million of that balance through June 30, 2010. Considering your prior statements that you only extend your customers 0-60 day payment terms, please explain to us in more and clear concise terms how you have determined your accounts receivable balances are collectible as of March 31, 2010.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief